     AS FILED WITH THE SECURITIES AND EXCHANGE COMMISSION ON JULY 23, 1997

================================================================================
                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549
                            ------------------------

                                 SCHEDULE 13E-4
                         ISSUER TENDER OFFER STATEMENT
                        (PURSUANT TO SECTION 13(E)(1) OF
                      THE SECURITIES EXCHANGE ACT OF 1934)

                                AMENDMENT NO. 1

                            ------------------------
                         LEHMAN BROTHERS HOLDINGS INC.
                                (NAME OF ISSUER)

                         LEHMAN BROTHERS HOLDINGS INC.
                      (NAME OF PERSON(S) FILING STATEMENT)

            CUMULATIVE CONVERTIBLE VOTING PREFERRED STOCK, SERIES A
                         (TITLE OF CLASS OF SECURITIES)

                                   524908407
                     (CUSIP NUMBER OF CLASS OF SECURITIES)

                             THOMAS A. RUSSO, ESQ.
                            3 WORLD FINANCIAL CENTER
                            NEW YORK, NEW YORK 10285
                                 (212) 526-7000
  (NAME, ADDRESS AND TELEPHONE NUMBER OF PERSON AUTHORIZED TO RECEIVE NOTICES
        AND COMMUNICATIONS ON BEHALF OF THE PERSON(S) FILING STATEMENT)

                                    COPY TO:

           RAYMOND W. WAGNER, ESQ.                          JENNIFER MARRE, ESQ.
         SIMPSON THACHER & BARTLETT                         LEHMAN BROTHERS INC.
            425 LEXINGTON AVENUE                          3 WORLD FINANCIAL CENTER
             NEW YORK, NY 10017                              NEW YORK, NY 10285

                            ------------------------

                                 JUNE 12, 1997
     (DATE TENDER OFFER FIRST PUBLISHED, SENT OR GIVEN TO SECURITY HOLDERS)
                            ------------------------

                           CALCULATION OF FILING FEE
================================================================================

                     TRANSACTION VALUATION                           AMOUNT OF FILING FEE
---------------------------------------------------------------------------------------------
The value of the securities proposed to be acquired equals
  $377,000,000, calculated pursuant to Rule 0-11 under the
  Securities Exchange Act of 1934, as follows: the product of
  $29.00 (the market value of the Cumulative Convertible Voting
  Preferred Stock, Series A based on the average of the bid and asked price on June 11, 1997) and 13,000,000 (the maximum
  number of shares of such Preferred Stock which may be tendered
  pursuant to the Exchange Offer described herein)..............           $75,400
=============================================================================================

[X] Check box if any part of the fee is offset as provided by Rule 0-11(a)(2) and identify the filing with which this offsetting fee was previously paid. Identify the previous filing by registration number, or the form or schedule and the date of its filing.

Amount previously paid: $103,764                Filing Party: Lehman Brothers Holdings Inc.
Form or registration no.: Form S-4; 333-25227   Date Filed: April 15, 1997

================================================================================

ITEM 1.  SECURITY AND ISSUER

     (a) The name of the issuer is Lehman Brothers Holdings Inc., a Delaware corporation (the "Company"), which has its principal executive offices at 3 World Financial Center, New York, New York 10285 (telephone number (212) 526-7000).

     (b) The information set forth in the second paragraph of the front cover page of the Prospectus dated June 12, 1997, a copy of which is attached hereto as Exhibit (a)(1) (the "Prospectus"), is incorporated herein by reference.


     The tender offer terminated at 12:00 midnight, New York City time, on July 10, 1997 and 12,966,950 shares of the Company's Cumulative Convertible Voting Preferred Stock, Series B (the "Series B Preferred Stock") were issued in exchange for 12,966,950 shares of the Company's Cumulative Convertible Voting Preferred Stock, Series A (the "Series A Preferred Stock.").



     (c) There is no established trading market for the Company's Series A Preferred Stock.


     (d) This statement is being filed by the Issuer.

ITEM 2.  SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATIONS

     (a) The information set forth on the front cover page of the Prospectus and the information set forth in the Prospectus under the caption "Description of Series B Preferred Stock" is incorporated herein by reference.

     (b) Not applicable.

ITEM 3. PURPOSE OF THE TENDER OFFER AND PLANS OR PROPOSALS OF THE ISSUER OR AFFILIATE

     The information set forth in the Prospectus under the caption "The Exchange Offer -- Purpose of the Exchange Offer" is incorporated herein by reference. The shares of Series A Preferred Stock exchanged will be retired.


     The tender offer terminated at 12:00 midnight, New York City time, on July 10, 1997 and 12,966,950 shares of the Company's Series B Preferred Stock were issued in exchange for 12,966,950 shares of the Company's Series A Preferred Stock.


ITEM 4.  INTEREST IN SECURITIES OF THE ISSUER

     None.

ITEM 5. CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIP WITH RESPECT TO THE ISSUER'S SECURITIES

     None.

ITEM 6.  PERSONS RETAINED, EMPLOYED OR TO BE COMPENSATED

     The information set forth in the Prospectus under the captions, "The Exchange Offer -- Dealer Manager"; "-- Exchange Agent" and "-- Solicitation of Tenders; Expenses" is incorporated herein by reference.

ITEM 7.  FINANCIAL INFORMATION

     (a) Not applicable.

     (b) Not applicable.

ITEM 8.  ADDITIONAL INFORMATION

     (a) None.

     (b) None.

     (c) Section 7 of the Exchange Act does not apply because these are not margin securities.

     (d) None.

     (e) Reference is hereby made to the Prospectus, the Letter of Transmittal and the other exhibits to this Schedule, all of which are attached hereto and incorporated in their entirety by reference.

ITEM 9.  MATERIAL TO BE FILED AS EXHIBITS


     (a)(1)      Prospectus dated June 12, 1997.*

     (a)(2)      Letter of Transmittal.*

                 Letter to Brokers, Dealers, Commercial Banks, Trust Companies and Other
     (a)(3)      Nominees.*

     (a)(4)      Letter to Clients.*

     (b)         Not applicable.

     (c)         Not applicable.

                 Legal opinion of Simpson Thacher & Bartlett, special tax counsel to the
     (d)         Company.*

     (e)         See Exhibit (a)(1).*

     (f)         Not applicable.


---------------

* Previously filed.


     After due inquiry and to the best of its knowledge and belief, the undersigned certifies that the information set forth in this statement is true, complete and correct.

                                          LEHMAN BROTHERS HOLDINGS INC.

                                          By:      /s/ JENNIFER MARRE

                                            ------------------------------------
                                              Name:        Jennifer Marre

                                                --------------------------------
                                             Title:        Vice President

                                               ---------------------------------


July 23, 1997